SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Stitch Fix, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00002 per share

(Title of Class of Securities)

860897107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Mike C. Smith
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,662,168(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,662,168(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,168(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 15.3%(2)(3)(4)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of 1,298,364 shares of Class B common stock held of record and 363,804 shares of Class B Common Stock issuable pursuant to options which are exercisable within 60 days of December 31, 2017.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 10,473,921 shares of Class A common stock (assuming (i) the conversion of the 1,298,364 shares of Class B Common Stock held by the reporting person and (ii) the exercise of the option to purchase 363,804 shares of Class B Common Stock and conversion of the underlying shares) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 1.7%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,662,168 shares of Class B common stock held by the reporting person represent 1.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

Item 1(a).	Name of Issuer:

Stitch Fix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Montgomery Street

Suite 1500

San Francisco, CA 94104

Item 2(a).	Name of Person Filing:

Mike C. Smith

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Stitch Fix, Inc.

1 Montgomery Street,

Suite 1500

San Francisco, CA 94104

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities: Class A common stock

Item 2(e).	CUSIP Number: 860897107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,662,168 shares(1)

(b)	Percent of Class: 15.3%(2)(3)(4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,662,168 shares(1)

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 1,662,168 shares(1)

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

(1)	Consists of 1,298,364 shares of Class B common stock held of record and 363,804 shares of Class B Common Stock issuable pursuant to options which are exercisable within 60 days of December 31, 2017.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 10,473,921 shares of Class A common stock (assuming (i) the conversion of the 1,298,364 shares of Class B Common Stock held by the reporting person and (ii) the exercise of the option to purchase 363,804 shares of Class B Common Stock and conversion of the underlying shares) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 1.7%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,662,168 shares of Class B common stock held by the reporting person represent 1.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

/s/ Mike C. Smith
Mike C. Smith